UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

Commission file number 1-8022

CSX CORPORATION
CAPITAL BUILDER PLAN

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
15th Floor
Jacksonville, Florida 32202
Telephone (904) 359-3200

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEAR ENDED DECEMBER 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Schedule of Assets (Held at End of Year)	16

Signature	17

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	I-1

Report of Independent Registered Public Accounting Firm

The Plan Administrator and the Audit Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Jacksonville, Florida

We have audited the accompanying Statements of Net Assets Available for Benefits of the CSX Corporation Capital Builder Plan as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Independent Registered Public Accounting Firm
Jacksonville, Florida
June 17, 2008

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2007	2006
ASSETS
Investments, at fair value:
Investment in Master Trust (Note 3)	$678,486	$580,837
Loans to members	18,176	15,665
	696,662	596,502
RECEIVABLES
Employer contributions	-	50
Member contributions	-	1,051
	-	1,101
TOTAL ASSETS	696,662	597,603

LIABILITIES
Accrued expenses	40	61

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	696,622	597,542

Adjustment from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts (Note 4)	(3,903)	(1,723)

NET ASSETS AVAILABLE FOR BENEFITS	$692,719	$595,819

See accompanying Notes to Financial Statements

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in Thousands)

ADDITIONS
Net gain from investment in Master Trust (Note 3)	$114,280
Interest from loans to members	1,176
Employer contributions	8,622
Member contributions	37,012
161,090

DEDUCTIONS
Distributions to members	63,419
Fees and expenses	771
64,190

NET INCREASE	96,900

Net Assets Available for Benefits at Beginning of Year	595,819

Net Assets Available for Benefits at End of Year	$692,719

See accompanying Notes to Financial Statements

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                                     NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the CSX Corporation Capital Builder Plan (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan effective August 1, 1989 covering certain union employees of CSX Corporation (“CSX” or “Plan Sponsor”) and affiliated companies (collectively, “the Company”). Effective January 1, 2001, CSX established a portion of the Plan as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan document, on a pre-tax or after-tax basis up to the current Code limit. Beginning January 1, 2003, members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Certain eligible members may also contribute other compensatory awards and/or sellback contributions (unused sick, vacation or personal leave) to the Plan. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates and investment elections daily.

The Company contributes the value of a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan document (“ESOP allocation”). The shares required to fund the 2007 ESOP allocation were purchased on the open market.

The Plan also provides for a Company matching contribution to certain eligible members. The amount and timing of the Company contributions varies according to the applicable collective bargaining agreements but cannot exceed 50% of the Basic Capital Savings contribution made by or on behalf of the member. Basic Capital Savings contributions are limited to 6% of each member’s eligible compensation as defined in the Plan document. In accordance with the applicable collective bargaining agreement CSX may also make additional discretionary Company contributions to the Plan.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN (continued)

Diversification: All Company contributions are initially invested in CSX common stock except for certain contributions that can be directed by the members of certain eligible groups, as defined under the Plan document. Members may immediately transfer these contributions made in CSX common stock to other investment options offered under the Plan.

Transfer/Reallocations: Beginning June 1, 2005, a trading restriction was in place on certain trade activities in all available investment funds. These restrictions require a 30-day period of time during which investments must remain in the fund (“the holding period”). If these trading restrictions are not followed, a redemption fee of 2% will apply to the current value of the units withdrawn prior to the expiration of the holding period. Effective July 1, 2007 CSX changed the restrictions on trade activities in all available investment funds. The new trade control policy, which is consistent with benefit plan administration best practices, does not permit members to purchase shares of the same fund through investment fund activity for 30 calendar days. Members may, however, transfer funds to the Stable Value Fund at any time without restriction. Any amounts invested prior to July 1, 2007 are considered to have met the 30-day holding requirement.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged for administrative expenses. Company contributions are calculated in accordance with a bargained formula or benefit amount. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each Fund in which the member’s accounts are invested on each valuation date. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his or her account.

Vesting: Members are 100% vested in their accounts.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                                 NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN (continued)

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Members may not borrow from an ESOP account or the Company match account even though those accounts are used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account.  Upon disability or retirement, a member may elect to receive a lump-sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any Plan year shall be rolled over into an individual retirement account (IRA) at American Century Investments unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2007 were paid from Plan funds.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                                NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement: Investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans in 2006.  Because contract value is the relevant measurement attribute for investment contracts including fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”), the new pronouncement requires that both the fair value and the difference between fair value and contract value are disclosed in the Statements of Net Assets Available for Benefits.

The Plan invests in investment contracts through RiverSource Trust Stable Capital Fund II, a common collective trust. The fair value of the Plan’s interest in this fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of this fund represents contributions plus earnings, less participant withdrawals and administrative expenses.  The Plan also invests in investment contracts in the form of synthetic GICs (See Note 4).

Investments: The CSX Corporation Master Retirement Savings Plan Trust (“Master Trust”) (See Note 3) holds all investments of this Plan and the Tax Savings Plan for Employees of CSX Corporation and Affiliated Companies except for loans to members. Loans to members are valued at their outstanding balances, which approximate fair value. Each participating retirement plan has an undivided interest in the Master Trust.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                               NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT IN MASTER TRUST

All investments of the Master Trust are held by The Northern Trust Company, the trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options.

Cash and cash equivalents are valued at fair value which approximates face value. Investments in CSX common stock and other equities, which are stated at fair value, are valued at the closing price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value. The collective trust fund is valued at quoted redemption value provided by the trustee.  All other securities are valued based on broker pricing or other pricing services.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                                  NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

Summarized financial information of the Master Trust is presented below:

(Dollars in Thousands)		Plan's		Plan's
	December 31,	Percentage	December 31,	Percentage
	2007	Interest (a)	2006	Interest (a)
Mutual Funds
Vanguard S & P 500 Index Fund	$166,063	43%	$150,915	43%
Fidelity Equity Income Fund	97,952	21%	108,027	20%
Vanguard Morgan Growth	79,335	35%	68,161	35%
Vanguard Wellington Fund	77,609	37%	48,330	33%
Morgan Stanley International Fund	72,782	31%	63,288	30%
T. Rowe Price Retirement 2005 Fund	645	2%	-	0%
T. Rowe Price Retirement 2010 Fund	8,710	19%	2,287	29%
T. Rowe Price Retirement 2015 Fund	6,551	27%	1,595	24%
T. Rowe Price Retirement 2020 Fund	4,711	29%	668	41%
T. Rowe Price Retirement 2025 Fund	1,494	23%	416	4%
T. Rowe Price Retirement 2030 Fund	1,956	32%	753	28%
T. Rowe Price Retirement 2035 Fund	1,393	49%	282	8%
T. Rowe Price Retirement 2040 Fund	1,425	36%	455	10%
T. Rowe Price Retirement 2045 Fund	1,233	30%	466	30%
T. Rowe Price Retirement 2050 Fund	48	45%	-	0%
T. Rowe Price Retirement 2055 Fund	80	82%	-	0%
T. Rowe Price Retirement Income Fund	437	26%	-	0%
Total Mutual Funds	522,424		445,643

CSX Common Stock	674,798	60%	609,287	57%

Separately Managed Account
Wellington Growth Fund	37,177	32%	42,187	31%
Wellington Growth Fund - loaned	(18,622)		(20,584)
Total Separately Managed Account	18,555		21,603

(a) Represents the Plan's percentage participation in each individual fund held by the Master Trust.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                              NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

(Dollars in Thousands)		Plan's		Plan's
	December 31,	Percentage	December 31,	Percentage
	2007	Interest (a)	2006	Interest (a)
Pooled Separate Account
Stable Interest Fund		22%		20%
Cash and Cash Equivialents	91,806		87,861
Mutual Funds	94,477		102,218
Government securities, corporate bonds,
mortgages and other	166,994		141,040
RiverSource Trust Stable Capital Fund II	29,035		17,799
Synthetic Guaranteed Investment
Contract - Wrappers	875		1,275
Government securities, corporate bonds,
mortgages and other - loaned	(24,195)		(21,684)
Total Pooled Separate Account	358,992		328,509

Collateral held under securities lending
agreements (excluding noncash collateral)	39,984		40,558

Securities on loan	42,817		42,268
Total Assets:	1,657,570		1,487,868

Liabilities:
Obligations under securities lending agreements	39,984		40,558
Accrued expenses	478		186

Net assets available for benefits, at fair value	1,617,108		1,447,124

Adjustment from fair value to contract value for
interest in Master Trust relating to fully benefit-
responsive investment contracts	(17,352)		(8,543)

Net assets	$1,599,756		$1,438,581

Plan’s investment in the Master Trust’s net assets	$674,583	42%	$579,114	40%

(a) Represents the Plan's percentage participation in each individual fund held by the Master Trust.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                               NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for the year ended December 31, 2007 is as follows:

(Dollars in Thousands)

Net gain from investments in Master Trust:
Mutual funds (quoted market price)	$28,413
CSX common stock (quoted market price)	166,027
Common stock (quoted market price)	(1,805)
Collective trust fund (quoted redemption price)	1,178
193,813
Interest and dividend income	27,001
Investment income for the Master Trust	$220,814

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                            NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Master Trust holds investments in synthetic GICs as part of the Stable Interest Fund.   Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time.  These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan.  A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments.  A contract wrapper is a contractual agreement with a third party that regulates the return on investment.  The agreement provides for the third party to compensate the Plan if the return on investment drops below a certain threshold and visa versa. The values of the contract wrappers at December 31, 2007 and 2006 were $0.9 million and $1.3 million, respectively.

The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing swap rates as of period end.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.  The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement.  CSX does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 5.25% and 5.15% at December 31, 2007 and 2006, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 5.07% and 5.15% at December 31, 2007 and 2006, respectively.  The crediting interest rate is based on a mutually agreed upon formula that resets on a quarterly basis depending on the performance of the bonds being managed.  The minimum crediting rate is 0%.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                                 NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Master Trust received cash dividends from investments in CSX common stock of $8.8 million. The Plan’s share of these dividends was $5.2 million.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2007, the Master Trust earned interest of $393,223 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from fair value of investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 – SECURITIES LENDING

The Trustee is authorized to engage in the lending of certain Master Trust assets. Securities lending is an investment management strategy that utilizes the existing securities (government bonds, corporate bonds or equities) of the Master Trust to earn additional income. It involves the loaning of securities to a select group of approved broker-dealers. In return for the loaned securities, the Trustee simultaneously receives collateral in the form of cash or U.S. Treasury bills as a safeguard against possible default of any borrower on the return of the loan. Each security lending transaction is collateralized by a margin requirement, as specified in the terms of the securities borrowing agreements.

The Master Trust accounts for its securities lending activities in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”).  Cash received by the Trustee is invested in money market securities by the Master Trust and, accordingly, recorded at fair value in the financial statements with a corresponding obligation to repay the collateral in accordance with the securities borrowing agreements. Noncash collateral provided to the Master Trust was in the form of U.S. Treasury bills and in accordance with SFAS 140 was not recorded in the investments of the Master Trust.

CSX CORPORATION
CAPITAL BUILDER PLAN
                                                                                                                                                                                           NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SECURITIES LENDING (continued)

Activities related to securities lending in 2007 and 2006 were as follows:

(Dollars in Thousands)	2007	2006
Securities on loan	$42,817	$42,268
Cash collateral held by the Master Trust	39,984	40,558
Noncash collateral held by the Master Trust	3,833	2,840
Income earned through each year	142	43

NOTE 7 - INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated January 18, 2008 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. If necessary, the Plan Sponsor will take the required steps, if any, to bring the Plan’s operations into compliance with the Code.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

CSX CORPORATION
CAPITAL BUILDER PLAN

EIN: 62-1051971 Plan Number: 004

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31 ,2007

(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral	(e)
(a)	Similar Party	Par or Maturity Value	Current Value

*	Members	Loans with interest rates of 4.0% to 18.68%, maturing through 2032	$18,175,702

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION CAPITAL BUILDER PLAN

By: /s/  ROBERT J. HAULTER

Robert J. Haulter
Senior Vice President
Human Resources
CSX Corporation
Date: June 16, 2008	(Plan Sponsor)